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                                                 EXHIBIT 28 (a)


                 VILLAGE SUPER MARKET, INC. REPORTS RESULTS
                 FOR THE FIRST QUARTER ENDED OCTOBER 29, 1994

Springfield, N.J. - December 8, 1994 - Village Super Market, Inc.
reported sales and net income for the quarter ended October 29, 1994, Perry Sumas, President, announced today.

   Net income was $83,000 in the first quarter of fiscal 1995 compared to income before the cumulative effect of an accounting change of $16,000 in the prior year. The prior year first quarter also included the cumulative effect of a change in the method of accounting for income taxes which increased net income by $400,000. First quarter sales increased 5.4% to $167,366,000.

   Sales increased due to the current quarter containing thirteen weeks compared to the prior year's twelve weeks. Partially offsetting this sales increase was the impact of stores closed since one year ago, including the closing of the Easton, Pennsylvania store in August 1994. Same store sales were flat in the current quarter due to the continued sluggish economy and the effects of competitive openings.

   Mr. Sumas commented that net income increased slightly as the Company was able to reduce operating expenses to offset a decline in gross margins. Gross margin percentages declined due to high levels of sale item penetration and increased price competition. Operating expenses declined due to more efficient use of labor and promotional costs.

   Village Super Market, Inc. owns and operates a chain of 23 supermarkets under the ShopRite name in New Jersey and Eastern
Pennsylvania.

   The following table summarizes Village's results for the quarter ended October 29, 1994.

                             13 Weeks Ended        12 Weeks Ended
                             October 29, 1994      October 23, 1993
Sales                          $167,366,000         $158,745,000
Income before cumulative
 effect of accounting change   $     83,000         $     16,000
Cumulative effect of
 accounting change             $        ---         $    400,000
Net Income                     $     83,000         $    416,000

Net Income Per Share:
Income before cumulative
 effect of accounting change   $        .03          $        --
Cumulative effect of
 accounting change             $         --          $       .14
Net Income                     $        .03          $       .14